

March 17, 2011

Deric Haddad
Chairman and CEO
IVT Software, Inc.
3840 South Water St.
Pittsburgh, PA 15203

> **Re:** **IVT Software, Inc.**
> **Form 8-K/A**
> **Filed February 24, 2011**
> **File No. 000-53437**

Dear Mr. Haddad:

We have reviewed your amended filing and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion & Analysis of Financial Condition and Results of Operations, page 22

1. Please revise your discussion of results of operations and liquidity and capital resources so that the disclosure is better organized by period as well as by subject matter. For example, the information you provided in response to comment 18 of our letter dated January 28, 2011 under the comparison of 2009 operations to 2008 operations is not organized by revenue or expense item. As another example, the discussion of your liquidity and capital resources does not flow chronologically from a discussion of the years ended 2009 compared to 2008, to a discussion of the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009, to a discussion of how you intend to meet your liquidity and capital resources in the future. These are just examples. Please revise your disclosure as appropriate.

Plan of Operations, page 23

2.   We note your response to comment 16 from our letter dated January 28, 2011. Please revise to incorporate the substance of your response into your filing.

Results of Operations, page 24

3.   We note your response to comment 18 from our letter dated January 28, 2011. We partly reissue this comment as applicable to the comparison of the nine months ended September 30, 2010 and September 30, 2009. Revise to discuss how revenues were generated, the underlying factors and circumstances that caused substantial decreases in the first nine months of 2010, and provide more information about the material changes in the categories of operating expenses and the reasons for those changes.

4.   Please discuss the changes in your interest income and interest expense for each period and the reasons for the changes.

Liquidity and Capital Resources, page 25

5.   We note your response to comment 19 from our letter dated January 28, 2011. We reissue this comment. Revise to provide a more thorough discussion of your cash flows from operations and the underlying factors impacting your generation or usage in cash from operations. For example, explain why accounts payable and accounts receivable both substantially increased in 2009 despite relatively stable revenues and expenses. Also explain the changes in accounts payable, accounts receivable, and billings in excess of costs and estimated earnings and their contributions to cash flows from operations for the first nine months of 2010. You disclosure should provide insight into the factors causing operating cash usage to diverge from operating income performance and trends.

6.   Please discuss your reliance on related party loans to fund your operations in 2010, including payroll expenses.

Certain Relationships and Transactions, page 31

7.   Please disclose how the number of shares and warrants issued to Messrs. Peter Habib, David Habib, Joseph Habib and Alexander Sanfilippo was determined. For each person, disclose the amount of the money loaned to Mr. Deric Haddad to purchase a controlling interest in the company and the value of the securities they received in return. Disclose whether the number shares underlying the warrants shown in the table on page 31 has been adjusted for the proposed forward split of the company's shares.

Description of Securities, page 33

8.   Please disclose the material terms of your warrants.

Exhibits

9.   Please file the following as exhibits (including through incorporation by reference, if applicable):

- The July 15, 2010 stock purchase agreement through which Mr. Deric Haddad acquired control of the company;

- The agreement to issue warrants to Messrs. Peter Habib, David Habib, Joseph Habib and Alexander Sanfilippo;

- The warrant agreements for the Series A warrants and Series B warrants;

- The $100,000 short-term loan agreement apparently received from Zenith Estates per the information in your response to comment 20 of our letter dated January 28, 2011;

- Any material lease agreements.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs

for   Larry Spirgel
         Assistant Director

cc: Ethel Schwartz
        Via facsimile: (718) 972-6196